                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                         RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                            NEXTERA ENTERPRISES, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.001 PAR VALUE
                         (Title of class of securities)

                                   65332E 10 1
                                 (CUSIP number)

                                  MAY 18, 1999
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

CUSIP NO.  65332E 10 1                 13G             PAGE   2   OF  32   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          NEXTERA ENTERPRISES HOLDINGS, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   3   OF  32   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KNOWLEDGE ENTERPRISES, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   4   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KNOWLEDGE UNIVERSE, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   5   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KNOWLEDGE UNIVERSE, L.L.C.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   6   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          ET HOLDINGS, L.L.C.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   7   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          ET CONSOLIDATED, L.L.C.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   8   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          HAMPSTEAD ASSOCIATES, L.L.C.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   9   OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          MOLLUSK HOLDINGS, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   10  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          CEPHALOPOD CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   11  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          LAWRENCE INVESTMENTS, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   12  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          MICHAEL R. MILKEN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   13  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          LOWELL J. MILKEN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   14  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          RIDGEVIEW ASSOCIATES, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

CUSIP NO.  65332E 10 1                 13G             PAGE   15  OF  32   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          LAWRENCE J. ELLISON
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     8,810,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               8,810,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,810,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          28.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

ITEM 1(a).  Name of Issuer:

                        NEXTERA ENTERPRISES, INC.

ITEM 1(b).  Address of Issuer's Principal Executive offices:

                        ONE CRANBERRY HILL LEXINGTON
                        MASSACHUSETTS 02421


ITEM 2(a).  Name of Person Filing:

                        SEE ATTACHMENT A

ITEM 2(b).  Address of Principal Business Office:

                        844 MORAGA DRIVE
                        LOS ANGELES, CALIFORNIA 90049


ITEM 2(c).  Citizenship:

                        SEE ATTACHMENT A

ITEM 2(d).  Title of Class of Securities:

                        CLASS A COMMON STOCK

ITEM 2(e).  CUSIP Number:

                        65332E 10 1.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)   [ ]    Broker or dealer registered under Section 15 of the
                          Exchange Act.

             (b)   [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                          Act.

             (c)   [ ]    Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act.

             (d)   [ ]    Investment company registered under Section 8 of the
                          Investment Company Act.

             (e)   [ ]    An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

             (f)   [ ]    An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)   [ ]    A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

             (h)   [ ]    A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;

             (i)   [ ]    A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.     Ownership

             (a) Amount Beneficially Owned: 8,810,00 SHARES OF CLASS A COMMON STOCK.

             (b)     Percent of Class: 28.4%

             (c)     Number of Shares as to which such person has:

                     (i)     sole power to vote or to direct the vote:

                     (ii)    shared power to vote or to direct
                             the vote: 8,810,000

                     (iii)   sole power to dispose or to direct the
                             disposition of:

                     (iv) shared power to dispose or to direct the disposition of: 8,810,000

ITEM 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person:

            NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

            NOT APPLICABLE

ITEM 8.     Identification and Classification of Members of the Group:

            SEE ATTACHMENT A

ITEM 9.     Notice of Dissolution of Group:

            NOT APPLICABLE

ITEM 10.    Certification:

            NOT APPLICABLE

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Nextera Enterprises Holdings, Inc.,
                                      a Delaware corporation


                                      /s/ Stanley E. Maron
                                      ------------------------------------
                                      By:   Stanley E. Maron
                                      Its:  Secretary
                                            February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Knowledge Universe, Inc.,
                                      a Delaware corporation


                                      /s/ Stanley E. Maron
                                      ------------------------------------
                                      By:   Stanley E. Maron
                                      Its:  Secretary
                                            February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Knowledge Enterprises, Inc.,
                                      a Delaware corporation


                                      /s/ Ralph Finerman
                                      ------------------------------------
                                      By:  Ralph Finerman
                                      Its: Secretary
                                      February 14, 2000

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Knowledge Universe, L.L.C.,
                                      a Delaware limited liability company


                                      /s/ Stanley E. Maron
                                      ------------------------------------
                                      By:  Stanley E. Maron
                                      Its: Secretary
                                      February 14, 2000

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ET Holdings, L.L.C.,
                                      a Delaware limited liability company


                                      /s/ Steven B. Fink
                                      ------------------------------------
                                      By:  Steven B. Fink
                                      Its: President
                                      February 14, 2000

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 ET Consolidated, L.L.C.,
                                 a Delaware limited liability company

                                    By:   Hampstead Associates, L.L.C.,
                                          a Delaware limited liability company
                                    Its:  Manager


                                    By:   Ridgeview Associates, LLC,
                                          a California limited liability company
                                    Its:  Manager


                                    /s/ Lowell J. Milken
                                    --------------------------------------
                                    By:   Lowell J. Milken
                                    Its:  Manager
                                    February 14, 2000

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Hampstead Associates, L.L.C.,
                              a Delaware limited liability company

                                  By:   Ridgeview Associates, LLC,
                                        a California limited liability company
                                  Its:  Manager


                                  /s/ Lowell J. Milken
                                  -----------------------------
                                  By:  Lowell J. Milken
                                  Its: Manager
                                  February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Mollusk Holdings, LLC,
                                 a California limited liability company

                                      By:  Cephalopod Corporation,
                                           a California corporation
                                      Its: Manager


                                      /s/ PHILIP B. SIMON
                                      ------------------------------------
                                      By:  Philip B. Simon
                                      Its: President
                                      February 14, 2000

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Cephalopod Corporation,
                                  a California corporation


                                      /s/ PHILIP B. SIMON
                                      ------------------------------------
                                      By:   Philip B. Simon
                                      Its:  President
                                      February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  Lawrence Investments, LLC,
                                  a California limited liability company


                                      /s/ PHILIP B. SIMON
                                      ------------------------------------
                                      By:   Philip B. Simon
                                      Its:  Member/Manager
                                      February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Ridgeview Associates, L.L.C.
                                      a California limited liability company


                                      /s/ Lowell J. Milken
                                      ------------------------------------
                                      By:  Lowell J. Milken
                                      Its: Manager
                                      February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Michael R. Milken
                                      ------------------------------------
                                      Michael R. Milken, an individual
                                      February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ Lowell J. Milken
                                      ------------------------------------
                                      Lowell J. Milken, an individual
                                      February 14, 2000

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /s/ PHILIP B. SIMON
                                      --------------------------------------
                                      Lawrence J. Ellison by Philip B. Simon,
                                      his Attorney in fact
                                      February 14, 2000


This Schedule 13G was executed by Philip B. Simon pursuant to the Power of Attorney dated February 22, 1999 a copy of which is filed with this statement as Attachment B.

                                  Attachment A


         This Form 13G is being filed by Nextera Enterprises Holdings, Inc., a Delaware corporation, Knowledge Enterprises, Inc., a Delaware corporation, Knowledge Universe, Inc., a Delaware corporation, Knowledge Universe, L.L.C., a Delaware limited liability company, ET Holdings, L.L.C., a Delaware limited liability company, ET Consolidated, L.L.C., a Delaware limited liability company, Hampstead Associates, L.L.C., a Delaware limited liability company, Mollusk Holdings, LLC, a California limited liability company, Cephalopod Corporation, a California corporation, Lawrence Investments, LLC, a California limited liability company, Michael R. Milken, an individual and U.S. citizen, Lowell J. Milken, an individual and U.S. citizen, Ridgeview Associates, LLC, a California limited liability company and Lawrence J. Ellison, an individual and U.S. citizen.

                                  ATTACHMENT B

                               POWER OF ATTORNEY

     I, LAWRENCE J. ELLISON, residing at 96 Isabella, City of Atherton, San Mateo County, California, appoint PHILIP B. SIMON, who resides at 3351 McGraw Lane, Lafayette, California 94549, my Attorney In Fact and refer to him in this Power of Attorney as "my Attorney In Fact".

     I intend to create a Power of Attorney for asset management (herein referred to as "this Power") which is non-durable pursuant to Sections 4000 et seq. of the California Probate Code.

     This Power of Attorney shall become effective immediately upon execution and shall terminate upon the earlier to occur of, (i) the effectiveness of the Durable Power as described in paragraph 4 hereof, or (ii) my revocation of this Power. I also may at any time revoke this Power in accordance with the provisions set forth in paragraph 5 of this Power.

     My Attorney In Fact shall use the following form when signing on my behalf pursuant to this Power.

          "LAWRENCE J. ELLISON by PHILIP B. SIMON, his Attorney in Fact".

     1. Powers of the Attorney In Fact, I give to my Attorney In Fact the following powers, such powers to be used for my benefit and on my behalf and to be exercised only in a fiduciary capacity:

          1) To collect and receive all such sums of money, debts, interest, dividends, annuities and demands whatsoever, as are now or shall hereafter become due, owing, payable or belonging to me, and to take all lawful ways and means in my name, or otherwise, for the recovery thereof, and give receipts or other sufficient discharges for the same; and

          2) To lease, sublet, let, sell, transfer, release, convey and mortgage any real property owned by me, or in which I have an interest, including my residence, upon such terms and conditions, and under such covenants as my said Attorney In Fact shall think fit, and to sign, seal, execute and deliver deeds and conveyances therefor; and

          3) To collect rents, disburse funds, hire professional property managers, lease to tenants, negotiate and renegotiate leases, renew any loan and borrow against any real property owned by me or in which I have an interest; and

          4) To open, deposit into, withdraw and close any commercial, checking, deposit, time deposit, money market, or savings account in my name or opened for my benefit and to negotiate, endorse or transfer any instrument with respect to any such account; and

     5) To have access to, and remove the contents from, or add to the contents of, any and all safe deposit boxes standing in my name; and

     6) To collect, withdraw and receive from any bank, corporation or other person, moneys owing to me from or on deposit with such bank, corporation or other person, and to sign checks, orders, drafts and receipts therefor; and

     7) To sign, execute, deliver and acknowledge such deeds, deeds of trust, covenants, indentures, agreements, contracts, mortgages, pledge agreements, notes, guarantees, receipts, checks, bills of exchange, evidences of debts, releases and satisfactions of mortgage debts, judgment debts and other debts, and such other instruments in writing, of every kind and nature; and

     8) To collect on, compromise, endorse, borrow against, hypothecate, release and recover any promissory note receivable, whether secured or unsecured, and any related deed of trust; and

     9) To buy, purchase, sell, transfer, assign, mortgage, hypothecate and dispose of personal property of every kind and nature, including shares of stock, bonds, notes and other securities, and to sign, seal, execute and deliver assignments and bills of sale therefor; and

    10) To continue the operation of any business belonging to me or in which I have a substantial interest for such time and in such manner as my Attorney in Fact may deem advisable or to sell or liquidate any business, or interest therein, at such time and on such terms as my Attorney in Fact may deem advisable and in my best interests; and

    11) To vote at all meetings of shareholders, partners, numbers or other stockholders whether general, regular or special, of any corporation or other entities whose shares or other interests or any of whose shares or other interests I am the owner, on any and all questions which may arise at or come before any such meeting, and to do each and every thing respecting such shares of stock or other interests, including the calling of meetings of directors or stockholders or partners, owners, or members or making and giving consents and ratifications, and any and every other act or thing which I might or could do if personally present, intending hereby to confer upon my Attorney in Fact full power and authority to do, with reference to such shares of stock or other interests, any and every thing whatsoever which I myself might or could do as owner of such shares or other interests; and

    12) To carry insurance of such kind and in such amounts as my Attorney in Fact deems advisable to protect my assets against any hazard, to claim any benefits or proceeds on my behalf, and to purchase medical insurance for me or any dependent of mine; and

    13) To open accounts with stockbrokers (on cash or on margin); to buy, sell, endorse, transfer, hypothecate and borrow against any shares of stock, bonds or other securities defined as such under California law; and

        14) To prosecute or to defend any legal actions to which I may be a party; and

        15) To buy, sell, mortgage, hypothecate and in any and every way and manner deal in and with personal property of every kind; and

        16) To make gifts of cash or property, or the income therefrom, in trust or outright, to family members, friends and natural objects of my bounty to the extent such gifts will be eligible for the annual gift tax exclusion provided in section 2503(b) of the Internal Revenue Code of 1986, as amended, and contributions to charitable organizations and to exercise the power to make gifts using assets held in a revocable trust without my specific written authorization to do so; and

        17) To prepare, sign and file federal, state or local individual income, fiduciary income, corporate, partnership, gift, payroll and excise tax returns, as well as other tax returns of all kinds, claims for refund, requests for extensions of time, petitions to the tax court or other courts regarding the aforementioned tax matters and any and all other tax-related documents, including, without limitation, receipts, offers, waivers, consents (including, but not limited to, consents and agreements under Internal Revenue Code Section 2032A, or any successor section thereto), powers of attorney and closing agreements; to exercise any elections I may have under federal, state or local tax law regarding the aforementioned tax matters; and generally to act in my behalf in all tax matters of all kinds and for all periods for the years 1987 to 2040 before all persons representing the Internal Revenue Service and any other taxing authority, including receipt of confidential information and the posting of bonds and to represent me in all such proceedings; and

        18) To convey or release any contingent or expectant interests in property, and any rights of survivorship incident to joint tenancy or tenancy by entirety; and

        19) To exercise or release any powers of appointment, special or general, inter vivos or testamentary; and

        20) To create for my benefit and for the benefit of others who are the natural objects of my bounty, revocable or irrevocable trusts to hold property of my estate, which trusts may extend beyond my disability or lifetime and to transfer to such trust or trusts any of my assets or my interests in such assets; and

        21) To apply for and receive any government insurance and retirement benefits, including any military benefits, to which I may be entitled; and

        22) To exercise any right to elect benefits or payment options, to terminate, to change beneficiaries or ownership, to assign rights, to borrow or receive cash value in return for the surrender of any or all rights under any of the following:

                (i) Life insurance policies or benefits;

               (ii) Annuity policies, plans or benefits;

              (iii) Mutual fund and other dividend investment plans;

               (iv) Retirement, profit sharing and employee welfare plans and benefits; and

          23) To exercise any right to renounce or disclaim any interest acquired by testate or intestate succession or by inter vivos transfer, including exercising or surrendering any right to revoke a revocable trust; and

          24) To make loans, secured or unsecured, in such amounts, upon such terms, with or without interest and to such firms, corporations and persons as shall be appropriate; and

          25) To transact all and every kind of business of whatsoever kind or nature and generally to do and perform all things, and make, execute and acknowledge all contracts, agreement, orders, deeds, writings, assurances and instruments which may be requisite or proper to effectuate any matter or thing appertaining or belonging to me and generally to act for me in all matters affecting any business or property which I may now or in the future have with the same force and effect and to all intents and purposes as though I were personally present and acting for myself; and

          26) To employ attorneys, investment counsel, accountants, and other persons to render services for and to me or my estate and to pay the fees and compensation of such persons for their services.

          27) The exercise of the foregoing powers with respect to real property transactions shall include all real property owned by me regardless of its location. My Attorney In Fact shall have the additional power to attach the legal description of any real property owned by me in this Power of Attorney as necessary to effectuate the exercise of any powers described herein.

     2. Powers Withheld. It is my intention by the granting of the foregoing powers to give my Attorney In Fact the broadest possible powers to represent my interests in all aspects of any transactions or dealings involving me or my property. The only powers which my Attorney In Fact shall not exercise with respect to me and my property are as follows:

          1)   To use my assets to satisfy any legal obligations of my
Attorney In Fact, including but not limited to the support of any dependents of my Attorney In Fact; PROVIDED, HOWEVER, that such dependents shall not include myself or those persons whom I am otherwise legally obligated to support; or

          2)   To revoke or amend this Power.

     3. Enabling Clause. Subject only to the limitations and prohibitions set forth in the preceding paragraph, I give and grant unto my said Attorney In Fact full power and authority to do and perform every act and thing whatsoever necessary, proper or convenient to be done in the premises as fully to all intents and purposes as I might or could do for myself. I hereby ratify and confirm all that my said Attorney in Fact shall lawfully do or cause to be done by virtue of this Power and hold harmless any person or entity who suffers loss or liability from reliance upon this Power of Attorney.

     4. Separate Durable Power; Definition of "Incompetent". I have previously created a Durable Power of Attorney for asset management dated January 6, 1997 appointing James B. Linn as may Attorney In Fact (the "Durable Power"), which Durable Power becomes effective only on my incapacity. It is my intent that this Power shall terminate upon the effectiveness of the Durable Power. This power shall become ineffective immediately upon notice to the Attorney In Fact of the effectiveness of the Durable Power. Third parties may rely on the authority of the Attorney In Fact without evidence of my capacity unless such third party has actual knowledge of my incapacity.

     5. Revocation. I retain the right to revoke or amend this Power of Attorney and to substitute other attorneys in place of the Attorney In Fact appointed herein. Amendments to this Power of Attorney shall be made in writing by me personally (not by my Attorney In Fact) and they shall be attached to the original of this Power of Attorney. Third parties may rely on the authority of the Attorney In Fact unless such third party has actual knowledge that this Power has been revoked by me or has been terminated pursuant to paragraph 4 of this Power, without investigation of whether I have taken any action to revoke this Power.

     6. Action Binding On Successors In Interest. All actions of my Attorney In Fact confirmed and ratified under this paragraph shall bind me and my heirs, distributees, legal representatives, successors and assigns. For the purpose of inducing any bank, broker, custodian, insurer, lender, transfer agent, or other party to act in accordance with the powers granted by this Power of Attorney, I hereby represent, warrant and agree that if this Power of Attorney is terminated or amended for any reason, I and my heirs, distributees, legal representatives, successors and assigns will hold such party or parties harmless from any loss suffered or liability incurred by such party or parties in acting in accordance with this Power of Attorney prior to that party's receipt of written notice of any such termination or amendment.

     7. Reliance By Third Parties. The powers conferred on my Attorney In Fact by this Power may be exercised by my Attorney In Fact alone and the signature of my Attorney In Fact or acts under authority granted in this Power may be accepted by third parties as fully authorized by me and with the same force and effect as if I were personally present, competent and acting on my own behalf. No person who acts in reliance upon any representation my Attorney In Fact may make as to the scope of his or her authority granted under this Power shall incur any liability to me, my estate, my heirs, successors or assigns for permitting my Attorney In Fact to exercise such power, nor shall any person who deals with my Attorney In Fact be responsible to determine or to insure the proper application of funds or property under this Power. All third parties from whom my Attorney In Fact may request information regarding my personal, business or financial affairs are hereby authorized and directed to provide such information to my Attorney In Fact without limitation and are hereby released from any legal liability whatsoever to me, my estate, my heirs, successors or assigns for complying with the request of my Attorney In Fact. I give my Attorney In Fact the right to seek appropriate court orders mandating a third party to honor this Power of Attorney and to perform in accordance with my Attorney In Fact's instructions thereunder if such third party has refused to comply with actions taken or instructions given by my Attorney In Fact which were authorized by this Power of Attorney or enjoining acts taken by a third party which my Attorney In Fact has not authorized. Furthermore, my Attorney In Fact has the right to sue a third party who fails to comply with actions I have authorized my Attorney In Fact to take and to demand damages, including punitive damages, on my behalf for such noncompliance.

      My Attorney In Fact shall not be liable to me or any of my successors in interest for any action taken in good faith, but shall be liable for any willful or wanton misconduct, recklessness or gross negligence.

      8. Compensation. My Attorney In Fact has been fully compensated for the time and attention given by my Attorney In Fact to my affairs under the terms of a separate written instrument, and my Attorney In Fact has waived any independent right to additional compensation under this Power.

      9. Miscellaneous. Is any of the provisions of this Power is invalid for any reason, such invalidity shall not affect any of the other provisions of this Power, and all invalid provisions shall be wholly disregarded.

      Except where the context otherwise requires, the singular includes the plural and the plural includes singular.

All questions pertaining to validity, interpretation and administration of this Power shall be determined in accordance with the laws of California.

      IN WITNESS WHEREOF, I have hereunto set my hand February 22, 1999.


                                        /s/ LAWRENCE J. ELLISON
                                        ---------------------------
                                            LAWRENCE J. ELLISON

                                        Social Security Number:


Signature of Attorney In Fact

/s/ PHILIP B. SIMON
-----------------------------
      PHILIP B. SIMON

STATE OF CALIFORNIA     )
                        ) ss.
COUNTY OF SAN MATEO     )


     On February 22, 1999, before me, Stacey A. Loeffler, personally appeared LAWRENCE J. ELLISON, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

     WITNESS my hand and official seal.

                                        /s/ STACEY A. LOEFFLER
                                        ------------------------------------
                                                     Notary Public

                                                         6 pages
                                                         Power of Attorney
                                                         to Philip B. Simon
                                                         dated Feb. 22, 1999


                                        [NOTARY PUBLIC SEAL]
                                        STACEY A. LOEFFLER
                                        Commission # 1073459
                                        Notary Public - California
                                        San Mateo, County
                                        My Comm. Expires Oct 1, 1999